SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                    Report for the Month of October, 2003

                                XENOVA GROUP PLC
                              (Name of Registrant)

                              957 Buckingham Avenue
                                     Slough
                                    Berkshire
                                     SL1 4NL
                                     ENGLAND
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F.X.... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


The Report contains a copy of the following:

(1) Research Update



                                Xenova Group plc


                   Xenova Initiates Second Clinical Trial for
                              Anti-Smoking Vaccine


Slough, UK, 8 October, 2003 - Xenova Group plc (NASDAQ NM: XNVA; London Stock
Exchange: XEN) today announced that it has initiated a second clinical trial for TA-NIC, its therapeutic vaccine which is under development for the treatment of nicotine addiction.

This second Phase I study builds upon the findings of a previous Phase I trial which were announced in June 2002. The results of this first study, which was the first evaluation of an anti-nicotine vaccine in man, showed that the vaccine generated a specific anti-nicotine response and that it was safe and well tolerated both systemically and locally. The objective of the new Phase I trial is to further establish safety and tolerability, and to determine the vaccination dose and schedule required to induce the optimal anti-nicotine antibody response. Three different doses of the vaccine will be evaluated. The impact of vaccination on nicotine-induced changes in heart rate and skin temperature will also be monitored.

Approximately 60 smokers will be recruited into a double-blind, randomised, placebo-controlled study which will be run at a European clinical centre experienced in testing smoking related therapies. Results of this study will be used to design a Phase II trial that will assess the effect of vaccination with TA-NIC on tobacco consumption. This Phase II trial is expected to begin during the second half of 2004.

Commenting on this new trial David Oxlade, CEO of Xenova Group plc said, "TA-NIC offers the hope of substantial benefit to smokers wishing to quit their habit. With this new trial we will be directly assessing the impact of antibodies on the physiological effects of nicotine. It represents an important step forward in strengthening the concept of vaccination as a treatment for nicotine addiction."

                                    - ends -


Contacts:


UK:                                           US:
Xenova Group plc                              Trout Group/BMC Communications
Tel: +44 (0)1753 706600                       Tel: 001 212 477 9007
David A Oxlade, Chief Executive Officer       Press: Brad Miles (Ext 17) Daniel
                                              Budwick (Ext 14)
Daniel Abrams, Group Finance Director         Investors: Jonathan Fassberg
                                              (Ext 16) Lee Stern (Ext 22)
Jon Davies, Corporate Communications

Financial Dynamics
Tel: +44 (0)207 831 3113
David Yates/Ben Atwell



Notes to Editors

Xenova Group plc's product pipeline focuses principally on the therapeutic areas of cancer and immune system disorders. Xenova has a broad pipeline of programmes in clinical development. The Group has a well-established track record in the identification, development and partnering of innovative products and technologies and has partnerships with significant pharmaceutical and biopharmaceutical companies including Lilly, Pfizer, Celltech, Genentech, QLT and Millennium Pharmaceuticals.


For further information about Xenova and its products please visit the Xenova website at www.xenova.co.uk

For Xenova: Disclaimer to take advantage of the "Safe Harbor" provisions of the US Private Securities Litigation Reform Act of 1995. This press release contains "forward-looking statements," including statements about the discovery, development and commercialization of products. Various risks may cause Xenova's actual results to differ materially from those expressed or implied by the forward looking statements, including: adverse results in our drug discovery and clinical development programs; failure to obtain patent protection for our discoveries; commercial limitations imposed by patents owned or controlled by third parties; our dependence upon strategic alliance partners to develop and commercialize products and services; difficulties or delays in obtaining regulatory approvals to market products and services resulting from our development efforts; the requirement for substantial funding to conduct research and development and to expand commercialization activities; and product initiatives by competitors. For a further list and description of the risks and uncertainties we face, see the reports we have filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.






                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               XENOVA GROUP PLC
                                               (Registrant)




                                               By:__/s/ Daniel Abrams__
                                               Daniel Abrams
                                               Group Finance Director
                                               (Signature)*


Date 8 October 2003